Exhibit 99.1
Caledonia Mining Corporation Plc
-MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION
To the Shareholders of Caledonia Mining Corporation Plc:
Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc ("Group") have been prepared in accordance with International Accounting Standard 34 ("IAS 34") Interim Financial Reporting and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management have determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.
The Management Discussion and Analysis ("MD&A") also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.
The Group maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.
Management is responsible for establishing and maintaining adequate internal controls over financial reporting ("ICOFR"). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
At March 31, 2016, management evaluated the effectiveness of the Group's internal control over financial reporting and concluded that such internal control over financial reporting was effective and there were no material weaknesses or changes in internal controls identified by management.
As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.
The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.
These condensed consolidated interim financial statements have not been reviewed by the Group's auditor.
The unaudited condensed consolidated interim financial statements for the period ended March 31, 2016 were approved by the Board of Directors and signed on its behalf on May 11,  2016.

(Signed) S. R. Curtis (Signed) M. Learmonth
Chief Executive Officer	Chief Financial Officer

Caledonia Mining Corporation Plc

Condensed consolidated statements of profit or loss and other comprehensive income
(in thousands of United States dollar, unless indicated otherwise)
Unaudited
For the three months ended March 31,	Note	2016	2015

Revenue		13,423	12,916
Less: Royalty		(672)	(647)
Production costs	6	(8,042)	(7,683)
Depreciation		(821)	(838)
Gross profit		3,888	3,748
Other income		56	8
Administrative expenses	7	(1,437)	(1,630)
Net foreign exchange gain		28	505
Cash settled share based payment	8	(90)	-
Margin call on gold hedge	9	(435)	-
Operating profit		2,010	2,631
Finance income		1	-
Finance cost		(37)	(36)
Net finance costs		(36)	(36)
Profit before tax		1,974	2,595
Tax expense		(1,126)	(968)
Profit for the period		848	1,627
Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations		104	(330)
Total comprehensive income for the period		952	1,297
Profit attributable to:
Shareholders of the Company		543	1,256
Non-controlling interests		305	371
Profit for the period		848	1,627
Total comprehensive income attributable to:
Shareholders of the Company		647	926
Non-controlling interests		305	371
Total comprehensive income for the period		952	1,297
Earnings per share
Basic earnings per share ($)		0.010	0.023
Diluted earnings per share ($)		0.010	0.023

Caledonia Mining Corporation Plc
Condensed consolidated statements of financial position
(in thousands of United States dollar, unless indicated otherwise)
Unaudited
		March 31,	December 31,
As at	Note	2016	2015

Assets
Property, plant and equipment	11	51,722	49,218
Deferred tax asset		40	58
Total non-current assets		51,762	49,276

Inventories		6,921	6,091
Prepayments		433	667
Trade and other receivables	10	4,568	3,839
Income tax receivable		397	397
Cash and cash equivalents		13,514	12,568
Total current assets		25,833	23,562
Total assets		77,595	72,838

Equity and liabilities
Share capital		54,627	54,569
Reserves		142,046	141,942
Retained loss		(147,709)	(147,654)
Equity attributable to shareholders		48,964	48,857
Non-controlling interests		1,809	1,504
Total equity		50,773	50,361

Liabilities
Provisions		2,791	2,762
Deferred tax liability		12,209	11,318
Cash settled share based payment	8	90	-
Total non-current liabilities		15,090	14,080

Trade and other payables		6,930	6,656
Income tax payable		129	53
Bank overdraft		4,673	1,688
Total current liabilities		11,732	8,397
Total liabilities		26,822	22,477
Total equity and liabilities		77,595	72,838

The accompanying notes on pages 6 to 18 are an integral part of these condensed consolidated interim financial statements.
On behalf of the Board:  "S.R Curtis"- Chief Executive Officer and "M Learmonth" - Chief Financial Officer

Caledonia Mining Corporation Plc
Condensed consolidated statements of changes in equity
(in thousands of United States dollar, unless indicated otherwise)

Unaudited	Note	Share Capital	Foreign Currency Translation Reserve	Contributed Surplus	Share based Payment Reserve	Retained loss	Total	Non-controlling interests (NCI)	Total Equity

Balance at December 31, 2014		54,569	(3,229)	132,591	15,847	(150,128)	49,650	693	50,343
Transactions with owners:
Dividends paid		-	-	-	-	(664)	(664)	-	(664)
Total comprehensive income:
Profit for the period		-	-	-	-	1,256	1,256	371	1,627
Other comprehensive income		-	(330)	-	-	-	(330)	-	(330)
Balance at March 31, 2015		54,569	(3,559)	132,591	15,847	(149,536)	49,912	1,064	50,976

Balance at December 31, 2015		54,569	(6,520)	132,591	15,871	(147,654)	48,857	1,504	50,361
Transactions with owners:
Dividend paid		-	-	-	-	(598)	(598)	-	(598)
Shares issued		58	-	-	-	-	58	-	58
Total comprehensive income:
Profit for the period		-	-	-	-	543	543	305	848
Other comprehensive income		-	104	-	-	-	104	-	104
Balance at March 31, 2016		54,627	(6,416)	132,591	15,871	(147,709)	48,964	1,809	50,773

Caledonia Mining Corporation Plc
Condensed consolidated statements of cash flows
(In thousands of United States dollars, unless indicated otherwise
Unaudited
For the three months ended March 31,	Note	2016	2015
Cash flows from operating activities
Cash generated from operations	12	1,933	1,778
Net finance cost paid		(36)	(25)
Tax paid		(148)	(420)
Cash from operating activities		1,749	1,333

Cash flows from investing activities
Acquisition of Property, plant and equipment		(3,304)	(3,111)
Proceeds from Property, plant and equipment		56	-
Net cash used in investing activities		(3,248)	(3,111)

Cash flows from financing activities
Dividend paid		(598)	(664)
Shares issued		58	-
Net cash used in financing activities		(540)	(664)
Net decrease in cash and cash equivalents		(2,039)	(2,442)
Cash and cash equivalents at beginning period		10,880	23,082
Cash and cash equivalents at end of period		8,841	20,640

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
 (in thousands of United States dollars, unless indicated otherwise)
____________________________________________________________________________________________

1 Reporting entity
Caledonia Mining Corporation Plc (the "Company") is a company domiciled in the Jersey Channel Islands. The address of the Company's registered office is 43-45 La Motte Street, JE4 8SD, Jersey, Channel Islands. These Condensed Consolidated Interim Financial Statements of the Group as at and for the 3 months ended March 31, 2016 comprise the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities"). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.
2 Basis for preparation
(a) Statement of compliance
These unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2015.
(b) Basis of measurement
The unaudited Condensed Consolidated Interim Financial Statements have been prepared on the historical cost basis except for:
•	equity-settled share-based payment arrangements measured at fair value on grant date;
•	derivative financial instruments measured at fair value; and
•	liabilities for cash settled share based payment arrangements measured at fair value.
(c) Functional and presentation currency
These Condensed Consolidated Interim Financial Statements are presented in United States dollars, which is also the functional currency of the Company. All financial information presented in in United States dollars have been rounded to the nearest thousand, unless indicated otherwise.
3 Use of estimates and judgements
Management makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions.

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
 (in thousands of United States dollars, unless indicated otherwise)
____________________________________________________________________________________________

3 Use of estimates and judgements - (continued)
In preparing these Condensed Consolidated Interim Financial Statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied as at December 31, 2015 and should be read in conjunction with the Group's annual financial statements for the year ended December 31, 2015.
4 Significant accounting policies
Except as stated otherwise, the same accounting policies and methods of computation have been applied consistently to all periods presented in these interim financial statements as compared to the Group's annual financial statements for the year ended December 31, 2015. In addition, the accounting policies have been applied consistently by the Group entities.
(i)	Share based payment transactions
The Group measures the cost of equity-settled, share based payment transactions with employees, directors as well as with Indigenous Shareholders by reference to the fair value of the equity instruments on the date at which they are granted (refer note 5). Estimating fair value for Equity settled share-based payment transactions requires determining the appropriate valuation model and considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, the life of mine and volatility and dividend yield.
Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group's share options. The fair value of the amount payable to employees in respect of share based awards, which are settled in cash, is recognised as an expense with a corresponding increase in liabilities, over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as a personnel expense in profit or loss.
Additional information about significant judgements and estimates and the assumptions used to estimate fair value for cash settled share-based payment transactions are disclosed in note 8.
 (ii) Derivatives
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured to their fair value at the end of each reporting period. The group does not designate derivatives as speculative hedging instruments, therefore subsequent changes in fair value are recognised in profit or loss.

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
 (in thousands of United States dollars, unless indicated otherwise)
____________________________________________________________________________________________

5	Blanket Zimbabwe Indigenisation Transaction
Initial Blanket Mine (1983) (Private) Limited ("Blanket") indigenisation transaction
On February 20, 2012 the Group announced that it had signed a Memorandum of Understanding ("MoU") with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a paid transactional value of $30.09 million. Pursuant to the above, the Group entered into agreements with each Indigenisation Shareholder to sell its 51% ownership interest in Blanket Mine as follows:
•	A 16% interest was sold to the National Indigenisation and Economic Empowerment Fund ("NIEEF") for $11.74 million.
•	A 15% interest was sold to Fremiro, which is owned by Indigenous Zimbabweans, for $11.01 million.
•	A 10% interest was sold to Blanket Employee Trust Services (Private) Limited ("BETS") for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust ("Employee Trust") with Blanket Mine's employees holding participation units in the Employee Trust.
•	A 10% interest was donated to the Gwanda Community Share Ownership Trust ("Community Trust"). Blanket Mine undertook and paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which are repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.

Outstanding balances on these facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. To facilitate the capital expenditure of a production expansion programme Blanket Mine has suspended dividend payments. A moratorium has been placed on interest until dividends are resumed.

The facilitation loans were declared by Caledonia Holdings Zimbabwe (Blanket Mine's parent company) to a wholly-owned subsidiary of Caledonia Mining Corporation Plc as a dividend in specie on February 14, 2013 and withholding tax amounting to $1.504 million was paid and expensed on March 5, 2013.

Recapitalisation of Blanket Mine
During quarter 4 of 2015 the decision was taken to recapitalise Blanket mine's cash resources. The planned recapitalisation would be done through the issue of shares to its existing shareholders as follows:
•	Caledonia Holdings Zimbabwe (Private) Limited subscribed for 4,755,556 Founder shares with a par value of $0.012 at $1.051;
•	A-class shareholders (NIEEF, BETS and Fremiro) subscribed for 3,979,140 A-class shares with a par value of $0.005 at $0.57; and

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
 (in thousands of United States dollars, unless indicated otherwise)
____________________________________________________________________________________________

5	Blanket Zimbabwe Indigenisation Transaction - (continued)

•	The Community Trust subscribed for 970,522 B-class shares with a par value of $0.005 for a nominal amount of $4,853
From December 2015 to April 1, 2016, the Company paid $5 million in cash for the issue of the additional Founder shares through a wholly owned subsidiary. The Group plans  to facilitate the funding of the A-class shareholders by increasing the initial facilitation loans and Blanket Mine plans to donate to the Community Trust the par value of the subscription cost for the additional B-class shares.  The existing shareholding ownership structure, voting rights and share percentages of the Blanket Mine shares will not change as a result of the recapitalisation.
The recapitalisation transaction is expected to be finalised in Quarter 2 of 2016, once the following administrative conditions are fulfilled:
•	Lodging of the special resolution at the registrar of companies in Zimbabwe; and
•	Lodging of the Blanket Mine Memorandum of Association and Incorporation at the registrar of companies in Zimbabwe, for the change in the proposed authorised share capital.
Accounting treatment
The Directors of Caledonia Holdings Zimbabwe (Private) Limited ("CHZ") a wholly owned subsidiary of the Company, performed an re-assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine after the recapitalisation and accordingly the subscription agreements have been accounted for as a transaction with non-controlling interests and as share based payments.
The initial indigenisation agreements concluded on February 20, 2012, were accounted for as follows:
•	Non-controlling interests (NCI) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro;
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.
•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At March 31, 2016 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.
•	The transaction with the BETS will be accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
 (in thousands of United States dollars, unless indicated otherwise)
____________________________________________________________________________________________

5	Blanket Zimbabwe Indigenisation Transaction - (continued)

•	The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

The recapitalisation of Blanket Mine, which is expected to be completed in the second quarter of 2016, will be accounted for as a new indigenisation grant in the second quarter of 2016. The recapitalisation of the A class shareholders would result in an increase in the initial indigenisation facilitation loans by $2.276 million and the increase in loans would be granted on the same terms and conditions as the initial indigenisation facilitation loans. The new indigenisation grant is expected to be accounted for as an equity settled share based payment and is expected to result in a non-cash IFRS 2 charge in the second quarter of 2016, which is estimated to amount to approximately $3.2 million.
Indigenisation shareholding percentages and facilitation loan balances
USD	Shareholding	NCI Recognised	NCI subject to facilitation loan	Balance of facilitation loan at March 31, 2016 #	Dec, 31 2015
NIEEF	16%	3.2%	12.8%	11,907	11,907
Fremiro	15%	3.0%	12.0%	11,657	11,657
Community Trust	10%	10.0%	-	-	-
BETS ~	10%	- *	- *	7,772	7,772
	51%	16.2%	24.8%	31,336	31,336

The balance on the facilitation loans is reconciled as follows:
Balance at December 31, 2015	31,336
Interest accrued &	-
Dividends used to repay loans	-
Balance at March 31, 2016	31,336

& An interest moratorium has been placed on all facilitation loans until dividends are resumed by Blanket Mine.
*The shares held by BETS are effectively treated as treasury shares (see above).
~ Accounted for under IAS19 Employee Benefits.
# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable (see above).
Advance dividends
In anticipation of completion of the initial subscription agreements, Blanket Mine agreed to an advance dividend arrangement to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding as follows:
•	A US$2 million payment on or before September 30, 2012;
•	A US$1 million payment on or before February 28, 2013; and

•	A US$1 million payment on or before April 30, 2013.
5	Blanket Zimbabwe Indigenisation Transaction - (continued)

These advance payments have been recorded to a loan account bearing interest at a rate of 10% over the 12-month LIBOR.  The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the Community Trust. The outstanding balance of the advance dividend loan is $3,237,000 (2015: $3,237,000). A moratorium has been placed on the interest of the advanced dividend loan until dividends resume, no repayments has been made or interest has accumulated from December 31, 2014.
6 Production costs
	2016	2015

Salaries, wages and bonuses	3,134	2,909
Consumables materials	4,010	3,870
Exploration	92	86
Safety	134	153
On mine administration	672	665
	8,042	7,683
7 Administrative expenses
	2016	2015

Investor relations	103	97
Professional consulting fees	318	33
Audit fee	68	82
Advisory services fees	16	90
Legal fee and disbursements	178	19
Listing fees	116	33
Travel and accommodation costs	76	66
Directors fees Company	57	79
Directors fees Blanket	10	18
Salaries and wages	433	745
Zambia costs	-	199
Other office administration costs	37	141
Eersteling Gold Mine administration costs	25	28
	1,437	1,630

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
 (in thousands of United States dollars, unless indicated otherwise)
____________________________________________________________________________________________

8 Cash settled share based payment
Certain key management members were granted Restricted Share Units ("RSU's") and Performance Share Units ("PSU's"), pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan.
303,225 RSU's and 1,212,903 PSU's were granted and approved by the Compensation Committee of the Board of Directors on January 11, 2016. These RSU's will vest on January 11, 2019 given that the service condition of the relevant employees are fulfilled at this date. The value of the vested RSU's will be the amount of RSU's vested multiplied by the fair market value, as specified by the plan, on date of settlement.
Of the 1,212,903 PSU's, 109,677 PSU's have a performance period from January 1, 2016 to December 31, 2016 and 1,103,226 from January 1, 2016 to December 31, 2018. Both have a vesting date of January 11, 2019.
PSU's have a service condition and a performance condition attached. The performance condition is a function of production cost, gold production and central shaft depth targets on certain specified dates.  The number of shares that will vest will be the PSU units multiplied by the Performance Multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award. RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSU's at the then applicable share price calculated at the average Royal Bank of Canada noon rate immediately preceding the dividend payment, at reporting date 5,718 additional RSU's have been granted due to dividend reinvestments. PSU's have rights to dividends only after they have vested.
On March 23, 2016, an additional 54,839 RSU's and 219,355 PSU's were granted to Mr. M Learmonth which will vest on March 23, 2019.  The RSU's have only a service condition attached, whereas the PSU's have a performance period of January 1, 2016 to December 31, 2018 with the same performance criteria as the January 11, 2016 grants.
The fair value of the RSU's were estimated to be the Toronto Stock Exchange ("TSX") share price on reporting date. The fair value of the PSU's were calculated as the TSX share price at reporting date less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation.  At this reporting date it is expected that the performance multiplier will be 100% of expectations.
The following assumptions were used in estimating the fair value of the cash settled share based payment liability on March 31, 2016:
	RSU's	PSU's
Fair value	$0.85	$0.80
Share price	$0.85	$0.85
Performance multiplier percentage	-	100%
Dividend yield	-	5.3%
Share units granted up until reporting date
Grant date	RSU's	PSU's
Initial grant - January 11, 2016	303,225	1,212,903
January 29, 2016 (dividend reinvestment)	5,718	-
Additional grant M Learmonth -March 23, 2016	54,839	219,355
Total awards at March 31, 2016	363,782	1,432,258

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
 (in thousands of United States dollars, unless indicated otherwise)
____________________________________________________________________________________________

9 Margin call on gold hedge
In February 2016, the Company entered into a hedge in respect of 15,000 ounces of gold over a period of 6 months.  The hedge protects the Company if the gold price falls below $1,050 per ounce but gives Caledonia full participation if the price of gold exceeds $1,079 per ounce. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment.
The derivative financial liability is measured at fair value and resulted in a loss of $435,000 included in profit or loss. Of the $435,000 loss recognised, $145,000 has realised as at March 31, 2016. The Company has the intention to net settle the loss with the $435,000 margin call deposited, which constitutes the Company's maximum potential exposure in terms of the hedge.
10 Trade and other receivables
	March 31	December 31
	2016	2015

Bullion sales receivable	2,167	-
VAT receivables	1,337	2,997
Deposits for stores and equipment and other receivables	1,064	842
	4,568	3,839
The cash relating to the bullion sales receivable was received shortly after the period end.

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
 (in thousands of United States dollars, unless indicated otherwise)
____________________________________________________________________________________________

11 Property, plant and equipment
	Land and buildings	Mineral properties being depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total

Cost

Balance at January 1, 2015	7,608	18,839	13,262	20,968	1,192	1,971	63,840
Additions	681	14,359	1,595	1,144	149	265	18,193
Surrender of Zambian assets *	-	-	(11,527)	-	-	-	(11,527)
Reallocations between asset classes	(256)	-	1,012	(756)	-	-	-
Disposals	-	-	-	(124)	-	(77)	(201)
Foreign exchange movement	(44)	(89)	(69)	(606)	(64)	(90)	(962)
Balance at December 31, 2015	7,989	33,109	4,273	20,626	1,277	2,069	69,343
Additions	-	2,658	325	258	15	48	3,304
Foreign exchange movement	6	-	-	17	-	-	23
Balance at March 31, 2016	7,995	35,767	4,598	20,901	1,292	2,117	72,670

*  The Group surrendered all exploration rights relating to the Zambian operations for a nominal value during 2015. The Zambian assets were fully impaired in years prior to 2015.

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
 (in thousands of United States dollars, unless indicated otherwise)
____________________________________________________________________________________________

11 Property, plant and equipment - (continued)
	Land and buildings	Mineral properties being depreciated	Mineral properties not depreciated	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Accumulated depreciation and Impairment losses

Balance at January 1, 2015	1,763	3,435	11,527	10,130	946	1,303	29,104
Depreciation for the year	559	451	-	1,894	98	320	3,322
Disposals*	-	-	(11,527)	-	-	-	(11,527)
Impairment	-	-	-	(117)	-	(51)	(168)
Foreign exchange movement	(1)	(105)	-	(383)	(48)	(69)	(606)
Balance at December 31, 2015	2,321	3,781	-	11,524	996	1,503	20,125
Depreciation	157	156	-	393	25	90	821
Foreign exchange movement	-	-	-	-	2	-	2
Balance at March 31, 2016	2,478	3,937	-	11,917	1,023	1,593	20,948
Carrying amounts
At December 31, 2015	5,668	29,328	4,273	9,102	281	566	49,218
At March 31, 2016	5,517	31,830	4,598	8,984	269	524	51,722

*  The Group surrendered all exploration rights relating to the Zambian operations for a nominal value during 2015. The Zambian assets were fully impaired in years prior to 2015.

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
 (in thousands of United States dollars, unless indicated otherwise)
____________________________________________________________________________________________

12     Cash flow information
Non-cash items and information presented separately on the cash flow statement:
	2016	2015
Operating profit	2,010	2,631
Adjustments for:
Loss on scrapping of Property, plant and equipment	-	(22)
Unrealised margin call	290	-
Unrealised foreign exchange losses/(gains)	238	(552)
Share-based payment expense	90	-
Other income	(56)	-
Depreciation	821	838
Cash generated by operations before working capital changes	3,393	2,895
Inventories	(829)	51
Prepayments	(50)	(225)
Trade and other receivables	(821)	(1,568)
Trade and other payables	240	625
Cash generated from operations	1,933	1,778
13 Operating Segments
The Group's operating segments have been identified based on geographic areas. The Group has three reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different decision making strategies. For each of the strategic business units, the Group's CEO reviews internal management reports on at least a quarterly basis. Geographical areas describing the operations of the Group's reportable segments are categorised as Corporate, Zimbabwe and South Africa. The Corporate segment comprises the holding company and Greenstone Management Services Limited (United Kingdom). The Zimbabwe operating segment comprises Caledonia Holdings Zimbabwe Limited and subsidiaries. The Zambia segments consisted of Nama copper project and cobalt project during 2015. The Zambian entities which comprised a fourth strategic business unit in previous reporting periods were closed down on September 2, 2015. The South Africa geographical segment comprises a gold mine as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management reports that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
 (in thousands of United States dollars, unless indicated otherwise)
____________________________________________________________________________________________

13 Operating Segments – (continued)
Information about reportable segments
For the 3 months ended March 31, 2016	Corporate	Zimbabwe	South Africa	Inter-group eliminations adjustments	Total

Revenue	-	13,423	2,119	(2,119)	13,423
Royalty	-	(672)	-	-	(672)
Production costs	-	(8,106)	(1,812)	1,876	(8,042)
Management fee	-	(990)	990	-	-
Other income	-	56	-	-	56
Administrative expenses	(882)	(10)	(566)	21	(1,437)
Depreciation		(885)	(10)	74	(821)
Foreign exchange gain	65	-	(37)	-	28
Share based payment expense	(90)	-	-	-	(90)
Margin call	(435)	-	-	-	(435)
Net finance costs	-	(36)	-	-	(36)
Profit before tax	(1,342)	2,780	684	(148)	1,974
Tax expense	-	(891)	(235)	-	(1,126)
Profit for the period	(1,342)	1,889	449	(148)	848

As at March 31, 2016
Geographic segment assets:
Current assets	3,447	16,723	6,292	(629)	25,833
Non-Current (excluding intercompany)	39	53,147	373	(1,797)	51,762
Additions to property, plant and equipment	-	3,420	8	(124)	3,304
Intercompany balances	47,028	-	7,155	(54,183)	-

Geographic segment liabilities:
Current liabilities	(421)	(9,813)	(1,498)	-	(11,732)
Non-current (excluding intercompany)	-	(14,609)	(481)	-	(15,090)
Intercompany balances	(12,156)	(4,769)	(37,258)	54,183	-

Caledonia Mining Corporation Plc
Notes to the Condensed Consolidated Interim Financial Statements
 (in thousands of United States dollars, unless indicated otherwise)
____________________________________________________________________________________________

13 Operating Segments – (continued)
For the 3 months ended March 31, 2015	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

Revenue	-	12,916	2,112	-	(2,112)	12,916
Royalty	-	(647)	-	-	-	(647)
Production costs	-	(7,877)	(1,839)	-	2,033	(7,683)
Management fee	-	(1,170)	1,170	-	-	-
Administrative expenses	(379)	(26)	(1,026)	(199)	-	(1,630)
Depreciation	-	(882)	(7)	-	51	(838)
Other income	-	8	-	-	-	8
Foreign exchange gain	97	-	408	-	-	505
Finance expense	-	(36)	-	-	-	(36)
Profit before tax	(282)	2,286	818	(199)	(28)	2,595
Tax expense	-	(767)	(201)	-	-	(968)
Profit for the period	(282)	1,519	617	(199)	(28)	1,627

As at December 31, 2015
Geographic segment assets:
Current (excluding intercompany)	8,857	10,386	4,918	1	(600)	23,562
Non-current (excluding intercompany)	40	50,613	370	-	(1,747)	49,276
Additions to property, plant and equipment	-	18,385	143	-	(335)	18,193
Intercompany balances	74,007	1,509	7,958	-	(83,474)	-

Geographic segment liabilities
Current (excluding intercompany)	(433)	(6,495)	(1,469)	-	-	(8,397)
Non-current (excluding intercompany)	-	(13,621)	(459)	-	-	(14,080)
Intercompany balances	(16,734)	(3,507)	(37,290)	(25,943)	83,474	-

Major customer
Revenues from Fidelity printers and Refiners in Zimbabwe amounted to $13,423 (2015:$12,916) for the 3 months ended March 31.

Directors and officers as at 11 May 2016

BOARD OF DIRECTORS

L.A. Wilson (1) (2) (3) (4) (7)
Chairman of the Board
Non- executive Director
Florida, United States of America

S. R. Curtis (5) (7)
Chief Executive Officer
Johannesburg, South Africa

J. Johnstone (2) (4) (6) (7)
Non-executive Director
Gibsons, British Columbia, Canada

J. L. Kelly (1) (2) (3) (7)
Non- executive Director
Connecticut, United States of America

J. Holtzhausen (1) (2) (4) (5) (6) (7)
Chairman Audit Committee
Non- executive Director,
Cape Town, South Africa

M. Learmonth (5) (7)
Chief Financial Officer Vice-President Finance and
Investor Relations and Corporate Development
Jersey, Channel islands

OFFICERS

S. R. Curtis (5) (7)
Chief Executive Officer
Johannesburg, South Africa

D. Roets (6) (7)
Chief Operating Officer
Johannesburg, South Africa

Dr.  T. Pearton (5) (6) (7)
Vice-President Exploration
Johannesburg, South Africa

M. Learmonth (5) (7)
Chief Financial Officer Vice-President Finance and Investor Relations and Corporate Development
Jersey, Channel Islands

Minerva Trust and Corporate Services
Limited
Company Secretary
43-45 La motte Street, St Helier, Jersey,
Channel islands JE4 8SD

Board Committees
(1) Audit Committee
(2)  Compensation Committee
(3)  Corporate Governance Committee
(4)  Nominating Committee
(5)  Disclosure Committee
(6)  Technical Committee
(7)  Strategic Planning Committee

CORPORATE DIRECTORY as at May 11, 2016
CORPORATE OFFICES
Jersey - Head Office
Caledonia Mining Corporation Plc
43-45 La Motte Street
Jersey Channel Islands
JE4 8SD
+44 1534 702998

South Africa – Africa Office
Caledonia Mining South Africa Proprietary Limited
P.O. Box 4628
Weltevreden park
South Africa
Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554

Zimbabwe
Caledonia Holdings Zimbabwe (Private) Limited
P.O. Box CY1277
Causeway, Harare
Zimbabwe
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248

CAPITALIZATION (May 11, 2016)
Authorised:           52,185,908 71
Shares, Warrants and Options Issued:
Common Shares:  52,185,908 Tel:
Warrants:                      Nil
Options                      972,920

SHARES LISTED
Toronto Stock Exchange Symbol "CAL"
NASDAQ OTCQX Symbol "CALVF"
London "AIM" Market Symbol "CMCL"

NOMAD and AIM BROKER
WH Ireland
24 Martin Lane
London EC4R ODR
Tel: +44 207 220 1751
WH Ireland

SOLICITORS
Walkers (Jersey)
Jersey
PO Box 72, Walkers house
28-34 Hill street, St Helier, Jersey Channel Island
+44 1534 700 700

Borden Ladner Gervais LLP (Canada)
Suite 4100, Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3Y4 Canada

Memery Crystal LLP (United Kingdom)
44 Southampton Buildings
London WC2A 1AP
United Kingdom

BANKERS
Barclays
Level 11
1 Churchill place, Canary Wharf, London, E14 5HP

AUDITORS
KPMG Inc.
85 Empire Road
Parktown 2193
South Africa
Tel: +27 83 445 1400, Fax: + 27 11 647 6018

REGISTRAR & TRANSFER AGENT
Computershare
100 University Ave, 8th Floor,
Toronto, Ontario, M5J 2Y1
Tel:+1 416 263 9483